2nd Skull, Inc.



ANNUAL REPORT

4800 Liberty Ave Ste 3

Pittsburgh, IN 46074

0

http://2ndskull.com

This Annual Report is dated April 22, 2022.

BUSINESS

2nd Skull, Inc. ("2nd Skull" or the "Company") is a corporation organized under the laws of the state of Delaware that markets and sells protective headgear. Initially organized as 2nd Skull, LLC, a Pennsylvania limited liability company on November 7, 2012, and converted to a Delaware corporation on December 16, 2016.

The Company's product line is aimed to add head protection to athletes in both contact and non-contact sports and activities. Beyond the sports market, the Company's product line is relevant in additional markets- including certain industrial, certain medical/rehabilitative, and certain military settings.

The Company's business model consists of direct and indirect marketing to consumers. Direct-to-consumer interactions include selling on 2ndSkull.com, indirect interactions include a network of international resellers. These resellers include Amazon.com and product distributors, with plans to include additional reseller outlets such as brick-and-mortar retailers, e-commerce businesses, through industrial product suppliers/catalogs, through medical suppliers/catalogs, through collaborative revenue-sharing partnerships with league & team partners, and through collaborative revenue-sharing partnerships with facilities that host training and competitive events for sporting and recreational activities.

Marketing is focused primarily within athletics, with additional secondary marketing efforts within industrial, military, and medical/rehabilitative areas. 2nd Skull's protective headgear products are sold and fulfilled internationally at 2ndSkull.com, Amazon.com, as well as through a network of distributors and partners. The Company's products are versatile and can be worn in multiple settings & environments. Products in the market today range from an MSRP of $45.00 to $80.00, each documented to reduce the forces from impact energies.

We believe that the competitive advantage of the Company is great-looking head protection that is practical and convenient. Many similar products in the category are bulky, heavy and unappealing. The Company's product line delivers additional protection, yet looks like mainstream skull caps and headbands that many professional players choose to wear today. Our products feature a simplified design to provide greater versatility and use in multiple sports, versus a single sport only use for each product.

The Company was a finalist in the National Football League's 1ST & Future competition under the "Materials to Protect the Athlete" category. In addition, the Company entered and won the National Football League's HeadHealth TECH Challenge II. The competition began in 2016, inviting proposals from manufacturers, small businesses and entrepreneurs to submit innovative and protective technologies that support the NFL's goal of advancing player safety. As a winner of the challenge, 2nd Skull earned a $100,000 product development grant from the National Football League to enhance and improve the original 2nd Skull Cap that was the Company's only protective skull cap available at that time. The result was a lighter and ventilated protective skull cap, known as The 2nd Skull Pro-Cap, which was formally launched in 2019. The 2nd Skull Pro-Cap has become the Company's top-selling item.

The Company added to the product portfolio, launching a complement to the 2nd Skull Pro-Cap in 2021, introducing the 2nd Skull Pro-Band. Although relevant in multiple non-helmeted activities, The 2nd Skull Pro-Band was developed with high-performing soccer athletes in mind and is marketed directly to soccer players. A unique and differentiating design component of the Pro-Band is a thin, carbon-like structure inserted into the front panel of the product. This insert allows for greater control and a natural feel while heading the soccer ball. During product development, 2nd Skull iterated the Pro-Band with the guidance and feedback from professional soccer players in Europe before finalizing the design.

2nd Skull's products are used at all levels of play. The most notable and recognizable wearers of the product include Derrick Nnadi, Defensive Tackle for the Kansas City Chiefs of the National Football League. Derrick was wearing the 2nd Skull Pro-Cap during Super Bowl 54 played on February 2, 2020. Fran Kitching & Ellie Wilson of the Sheffield United Football Club, a professional soccer club in South Yorkshire, England, competing in the English Football League's Championship division also routinely sport the 2nd Skull Pro-Band.

In the industrial marketplace, 2nd Skull has sold the 2nd Skull Cap, the 2nd Skull Pro-Cap, and a rigid-shell reinforced product called the 2nd Skull Bump Cap. Some of the largest aerospace manufacturing companies have equipped portions of their labor force with 2nd Skull head protection. These companies remain customers of 2nd Skull and tend to purchase in bulk quantities, multiple times per year.

In the military and government marketplace, 2nd Skull has established a distribution agreement with ADS, Inc, a military equipment supplier and services provider. ADS, Inc is an authorized distributor of all 2nd Skull protective headgear products and features 2nd Skull head protection in their product catalogs.

2nd Skull has secured a comprehensive portfolio of granted and pending patents and trademarks. The patent portfolio includes 13 total patent filings - with 7 granted patents and an additional 6 published & pending patents. The Company views its intellectual property as a key differentiator in advancing head-health from a set of subjective, qualitative processes in place today to a more structured and quantitative method in the future.

The collection of granted patents consists of 3 utility patents protecting the design and construction of the product line, and 4 patents governing the real-time collecting, attributing, aggregating, and communicating of data.

The collection of published and pending patents consists of 4 published patents focused on protecting the design of the protective headgear line, 1 pending patent focused on head guards with protective dimensional padding (including 3D printed structures), and 1 pending patent filed with the European patent office for the rigid-shell protective bump cap.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $335,000.00

Use of proceeds: Sustaining business operations, insurance coverage, patent research + applications, legal support, digital marketing, and product development

Date: July 31, 2019

Offering exemption relied upon: 506(b)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $40,000.00

Number of Securities Sold: 41,072,241

Use of proceeds: launch of 2nd skull pro band

Date: December 31, 2020

Offering exemption relied upon: 506(b)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $235,000.00

Number of Securities Sold: 1,091

Use of proceeds: Sustaining business operations, raw materials + building of inventory, insurance coverage, patent research, legal support, and product development

Date: July 30, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $133,760, up 8% compared to fiscal year 2020 revenue of $124,319. In 2021 the Company was able to recover a portion of revenue related to the stoppage of athletics and events associated with COVID-19. The Company gained revenue in the online business segment with sales on Amazon growing to contribute over 25% of revenue.

Cost of Sales

Cost of sales in 2021 was $7,536, a decrease of $22,858, or -75%, from costs of $30,394 in fiscal year 2020. The reduction was due to a continued improved procurement process with materials purchased in bulk utilized in multiple end products.

Gross Margins

2021 gross profit increased by $32,298 or 34% over 2020 gross profit levels. Gross margins as a percentage of revenues increased from 75.6% in 2020 to 94.4% in 2021. Notable gains from customer preferences in choosing premium products at higher price points and margins contributed to a favorable sales mix and resulted in improved gross profit as well as the introduction of the 2nd Skull Pro-Band, a premium protective headband marketed to soccer players.

Expenses

The Company's expenses consist of, among other things, marketing, sales-related expenses, insurance premiums, fees for professional services and intellectual property, legal support, research and development, and compensation. Total operating expenses in 2021 decreased by $101,379 from 2020. Sales and marketing-related expenses were again reduced due to COVID-19 impacts and expenses associated with developing and testing the 2nd Skull Pro-Band were completed in 2020 and not required in 2021.
Historical results and cash flows:

The Company is currently in the production stage and generating revenue for multiple consumer products. The Company also plans to continue developing new products. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company plans to increase marketing activities and develop new innovative products.

Past cash was primarily generated through equity investments and resulting from sales. Our goal is to increase product revenue and to expand the points of distribution for our products. Once developed and brought to market, a product line of sensor-equipped head protection that captures and shares information with a mobile app in real-time presents the opportunity for subscription-based, recurring revenue.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $127,782.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration

Amount Owed: $24,000.00

Interest Rate: 3.75%

Maturity Date: August 01, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Greg Czerpak

Greg Czerpak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: March 21, 2021 - Present

Responsibilities: All business operations, relationships, and fundraising. Salary is $5,517 bi-weekly + equity warrants. This salary is not fixed, at the discretion of the Board, and is likely to be reduced and/or removed in the near future.

Position: Chairman of the Board

Dates of Service: October 01, 2021 - Present

Responsibilities: All shareholder relations and future strategy development.

Other business experience in the past three years:

Employer: 2nd Skull

Title: President & COO

Dates of Service: July 01, 2019 - March 01, 2021

Responsibilities: Day-to-day business operations, product marketing and manufacturing, and decisions.

Other business experience in the past three years:

Employer: Lids Sports Group

Title: Senior Vice President

Dates of Service: November 01, 2015 - February 28, 2019

Responsibilities: Lead all merchandise operations, strategy, and analytics

Name: Federico Olivares Velasco

Federico Olivares Velasco's current primary role is with Covestro, LLC. Federico Olivares Velasco currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder/VP of Innovation

Dates of Service: November 12, 2012 - Present

Responsibilities: Research marketplace trends and steer product innovation effort. Not a paid position.

Position: Member - Board of Directors

Dates of Service: March 05, 2015 - Present

Responsibilities: Company strategy development. Not a paid position.

Other business experience in the past three years:

Employer: Covestro, LLC

Title: Head of Marketing

Dates of Service: July 01, 2017 - Present

Responsibilities: Marketing strategy development for North American ventures

Name: Kevin Lynch

Kevin Lynch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Business Development

Dates of Service: August 10, 2014 - Present

Responsibilities: VP of Business Development. Not a paid position.

Position: Member - Board of Directors

Dates of Service: March 15, 2015 - Present

Responsibilities: Company strategy development. Not a paid position.

Name: Dr. Michael Oh, MD

Dr. Michael Oh, MD's current primary role is with UCI Health. Dr. Michael Oh, MD currently services 0.25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December 20, 2016 - Present

Responsibilities: participate on board of directors, advise. Not a paid position.

Other business experience in the past three years:

Employer: UCI Health

Title: Professor & Vice Chair,

Dates of Service: January 01, 2017 - Present

Responsibilities: Director Spine Services, Department of Neurological Surgery

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Federico Olivares Velasco

Amount and nature of Beneficial ownership: 87,796

Percent of class: 41.0

Title of class: Series A Preferred Stock

Stockholder Name: Federico Olivares Velasco

Amount and nature of Beneficial ownership: 5,334

Percent of class: 41.0

Title of class: Common Stock

Stockholder Name: Kevin Lynch

Amount and nature of Beneficial ownership: 62,880

Percent of class: 29.0

Title of class: Series A Preferred Stock

Stockholder Name: Kevin Lynch

Amount and nature of Beneficial ownership: 20,371

Percent of class: 29.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 329,165 with a total of 213,712 outstanding.

Voting Rights

1 vote per share

Material Rights

Dividends

The holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors, on a pro rata basis, with the other holders of capital stock of the Corporation.

Liquidation Preference

After payment in full has been made to the holders of the Series A Preferred Stock of the full amounts to which they shall be entitled, if any, the entire remaining assets and funds of the Corporation legally available for distribution to stockholders shall be distributed among all holders of capital stock of the Corporation (including the Series A Preferred Stock), on a pro-rata basis.

The total number of shares outstanding on a fully diluted basis, 1,031,225 shares, includes 213,712 shares of Common Stock and 817,513 shares of Series A Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 950,000 with a total of 817,513 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

Dividends

Each of the holders of Series A Preferred Stock shall be entitled to receive aggregate dividends (inclusive of amounts distributed upon a Liquidation Event, as such term is hereinafter defined) equal to the per share price paid by such holder of Series A Preferred Stock or, in the case of Series A Preferred Stock issued pursuant to conversion of a Convertible Promissory Note, the conversion price plus ten percent (10%) multiplied by the total number of Series A Preferred Stock held by such holder (appropriately adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like) (the "Preferred Return"), out of assets of the Corporation legally available therefor, only when and as declared by the Board of Directors. Dividends on the Series A Preferred Stock shall be in preference and priority to any payment of any dividend on the Common Stock. After payment to the holders of Series A Preferred Stock of the Preferred Return, the holders of Series A Preferred Stock shall be entitled to receive dividends, out of any assets of the Corporation legally available for therefor, only when declared by the Board of Directors, on a pro rata basis with the other holders of capital stock of the Corporation.

Liquidation Preference

a. In the event of any liquidation, dissolution or winding up of this Corporation (or deemed occurrence of such event pursuant to Section 2(c)) (a "Liquidation Event"), whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of this Corporation to the holders of the Common Stock by reason of their ownership thereof, the Preferred Return less total distributions paid to such holder of Series A Preferred Stock prior to the Liquidation Event (the "Liquidation Amount"). If upon the occurrence of a Liquidation Event, the assets and funds of this corporation legally available for distribution to stockholders by reason of their ownership of the stock of this Corporation shall be insufficient to permit the payment of such holders of Series A Preferred Stock of the full Liquidation Amount, then the entire assets and funds of this Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full amounts to which they would otherwise be respectively entitled.

b. After payment in full has been made to the holders of the Series A Preferred Stock of the full amounts to which they shall be entitled as provided in Section 2(a), if any, the entire remaining assets and funds of the Corporation legally available for distribution to stockholders shall be distributed among all holders of capital stock of the Corporation (including the Series A Preferred Stock), on a pro rata basis.

c. A consolidation or merger of this Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of this Corporation, including intangible assets, or the effectuation by the Corporation of a transaction as a result of which the owners of the Corporation's outstanding equity securities immediately prior thereto do not own at least a majority of the outstanding equity securities of the surviving, resulting or consolidated entity (each such event(s) being a "Change of Control"), shall be deemed to be a liquidation, dissolution or winding up of the Corporation.

d. If any of the assets of the Corporation are to be distributed under this Section 2, or for any purpose, in a form other than cash, then the Board of Directors shall promptly and reasonably determine in good faith the fair market value of the assets to be distributed to the holders of Series A Preferred Stock or Common Stock. This Corporation shall, upon receipt of such determination, give prompt written notice of determination to each holder of shares of Series A Preferred Stock or Common Stock.

Conversion of Preferred Stock

The Series A Preferred Stock shall not be convertible into Common Stock.

The total amount outstanding includes up to 42,303 shares to be issued pursuant to outstanding warrants included with Mr. Czerpak's employment agreement.

The total number of shares outstanding on a fully diluted basis, 1,031,225 shares, includes 213,712 shares of Common Stock and 817,513 shares of Series A Preferred Stock.

* Please refer to the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit F for the entirety of the securities' other material rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational sensor-equipped wearable product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our sensor-enabled wearable product. Delays or cost overruns in the development of sensor-enabled wearable products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. For both existing and new products, it is possible that market acceptance and response may not perform as anticipated, may change trajectory, may decrease or diminish, and could materially and adversely impact the value of your investment and performance of the Company.

We face significant market competition

We may compete with larger, established or emerging companies. These companies may or may not currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to multiple markets, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Furthermore, the sports & recreational markets, and other applicable markets, are subject to outside influences that may limit or diminish participation.

We are an early stage company and have not yet generated any profits

2nd Skull was formed on November 7, 2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. 2nd Skull has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

If you are investing in this company, it's because you think that 2nd Skull protective headgear is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio and critical to our success, and although reasonable steps have been taken to protect them, there can be no assurances that competitors will not acquire knowledge thereof in such a manner that the Company will not be able to prevent its use. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product could be dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change, and if changed the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to market and sell products and/or may not be permitted to market and sell products, and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

2nd Skull may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in 2nd Skull's service, or our partners' services, could result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on drop box or 2ndSkull.com could harm our reputation and materially negatively impact our financial condition and business.

Profitability may never be achieved and/or there may never be a liquidity event.

The holders of Series A Preferred Stock have the right to share in profits of the Company realized from operations. However, there may never be profits realized from operations permitting the Company to make distributions to stock holders. In addition, the holder of Series A Preferred Stock will receive a distribution from the Company upon a liquidity event, only to the extent that net proceeds from such an event exceed existing costs and expenses of the Company. A liquidity event may never occur. Even if a liquidity event does occur, proceeds from such event may not exceed existing costs and expenses, and therefore, may not be available for distribution to the holders at Series A Preferred Stock. In either case, the stock holders may lose their entire investment or receive no return on their investment.

The Company operates in a competitive environment.

The Company has competitors and expects to face increased competition in the future from companies who already have a presence in the market and from new entrants to that market and may not be able to compete effectively. 2nd Skull expects that the market for its products will eventually be intensely competitive, evolving and subject to rapid change. Increased competition may result in price reductions, reduced gross margins and loss of market share. There are currently competitors in this market space. If the Company is not able to successfully compete with its competitors, the Company's business could be materially adversely affected.

The Company's strategies for development of the business might not be successful.

The Company is currently evaluating potential development strategies for the business. It may take several years, if ever, for the Company to achieve cumulative positive cash flow. The Company could experience significant difficulties in executing the Company's business plan. The Company's inability to develop and market the Company's business successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on the Company's ability to meet the Company's working capital requirements.

The Company may not be able to effectively manage its growth.

Rapid growth will place a significant strain on the Company's managerial, operational and financial resources. In order to manage growth, the Company will be required to implement and improve our managerial controls and procedures and operational and financial systems. In addition, the Company's success will depend on its ability to hire and retain qualified personnel and to train, integrate and manage its workforce, particularly its advertising, sales and business development staff. The Company can give no assurances that it will have adequately allowed for the costs and risks associated with 2nd Skull's expansion or that its systems, procedures or controls will be adequate to support our operations, or that our management will be able to successfully offer and expand our products and services. 2nd Skull can also give no assurances that it will be able to successfully locate, train and integrate personnel into our workforce. If 2nd Skull is unable to manage its growth effectively, its business, results of operations and financial condition will likely be materially adversely affected.

The Company is dependent on third parties.

The Company is dependent upon the suppliers of protective technologies; currently Poron XRD and its manufacturers. To the extent the Company does not have adequate supplies of Poron XRD and/or its manufacturers cannot supply product fast enough to meet customer demand or the Company's suppliers or manufacturers increase prices, the Company's business may be materially adversely affected.

The Company's products may represent an entirely new product market.

The Company's products are new and innovative. Revenue will be highly dependent upon the willingness of consumers to embrace the new product segment. If consumers are not willing to embrace the new product segment or they do so more slowly than the Company anticipates, it may have a material adverse effect on the Company.

The Company relies on third parties to provide materials and services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, , including manufacturing, accounting, legal work, marketing, and retailing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company's ability to insure against risk may not be available or feasible.

The Company may rely on insuring against risk and acquiring or maintaining a commercially available and reasonably priced policy or policies. These policies may not be an option or the Company may not be able to acquire or afford them.

The Company's proprietary rights provide limited protection

We intend to rely on a combination of trademark, patents, and trade secret law, license agreements and contractual restrictions, including confidentiality agreements and non-disclosure agreements with employees, contractors, and suppliers to protect the Company's proprietary rights. We seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised y outside parties, or by the Company's employees, which would cause the Company to lose the competitive advantage resulting form these trade secrets.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2022.

2nd Skull, Inc.

By   /s/ *Greg Czerpak*

     Name: 2nd Skull, Inc

     Title: President, Chief Executive Officer, Chairman of the Board, and Principle Executive Officer

Exhibit A

FINANCIAL STATEMENTS

2ND SKULL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
2nd Skull, Inc.
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of 2nd Skull, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2022
Los Angeles, California

2ND SKULL INC.
BALANCE SHEET
 (UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	127,782	$	217,238
Acccount receivables, net		-		29,957
Inventories		336,460		306,118
Prepaids and other current assets		26,765		23,765
Total current assets		**491,006**		**577,077**
Property and equipment, net		3,369		3,819
Intangible assets		201,982		193,135
Total assets	$	**696,357**	$	**774,031**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	52,505	$	59,194
Credit Card		474		9,428
Current portion of loans and notes		27,022		18,208
Deferred Revenue		-		-
Other current liabilities		23,230		21,309
Total current liabilities		**103,230**		**108,138**
Promissory Notes and Loans		342,108		328,201
Total liabilities		**445,338**		**436,340**
STOCKHOLDERS EQUITY				
Common Stock		0		0
Series A Preferred Stock		0		0
Additional Paid In Capital		3,118,357		2,883,357
Retained earnings/(Accumulated Deficit)		(2,867,338)		(2,545,665)
Total stockholders' equity		**251,019**		**337,691**
Total liabilities and stockholders' equity	$	**696,357**	$	**774,031**

See accompanying notes to financial statements.

2ND SKULL INC.

STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 133,760	$ 124,319
Cost of goods sold	7,536	30,394
Gross profit	126,224	93,926
Operating expenses		
General and administrative	427,317	525,706
Sales and marketing	18,793	21,782
Total operating expenses	446,110	547,489
Operating income/(loss)	(319,886)	(453,563)
Interest expense	1,898	-
Other Loss/(Income)	(112)	12,345
Income/(Loss) before provision for income taxes	(321,673)	(465,908)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (321,673)	$ (465,908)

See accompanying notes to financial statements.

2ND SKULL INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**$ 5,194**	**$ 0**	15,125	**$ 0**	**$ 2,458,357**	**$ (2,079,758)**	**$ 378,599**
Issuance of Stocks	-	**$ -**	2,016	0	425,000		425,000
Net income/(loss)						(465,908)	(465,908)
Balance—December 31, 2020	5,194	0	17,141	0	2,883,357	$ (2,545,665)	**$ 337,692**
Issuance of Stocks	-	-	1,970	**0**	235,000		235,000
Net income/(loss)						(321,673)	(321,673)
Balance—December 31, 2021	**5,194**	**$ 0**	**19,111**	**$ 0**	**$ 3,118,357**	**$ (2,867,338)**	**$ 251,019**

See accompanying notes to financial statements.

2ND SKULL INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (321,673)	$ (465,908)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	450	450
Amortization of intangibles	32,030	14,071
Changes in operating assets and liabilities:		
Account receivables, net	29,957	(24,249)
Inventory	(30,342)	(20,849)
Prepaid expenses	(3,000)	50,697
Account payables	(6,689)	(3,064)
Deferred revenue	-	(1,165)
Credit Cards	(8,954)	6,588
Other current liabilities	1,921	2,499
Net cash provided/(used) by operating activities	**(306,300)**	**(440,929)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible asset	(40,878)	-
Net cash provided/(used) in investing activities	**(40,878)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution	235,000	425,000
Borrowing on Promissory Notes and Loans	22,721	29,000
Net cash provided/(used) by financing activities	**257,721**	**454,000**
Change in cash	(89,456)	13,071
Cash—beginning of year	217,238	204,167
Cash—end of year	**$ 127,782**	**$ 217,238**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 1,898	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

2nd Skull, Inc. was formed on December 23, 2016, in the state of Pennsylvania under the name 2nd Skull LLC. On July 16, 2018, the Company was incorporated in the state of Delaware. The financial statements of 2nd Skull Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pittsburgh, Pennsylvania.

2nd Skull is a protective headgear company which develops, markets, and sells patented products that are proven to reduce impacts and are applicable in a variety of settings that include:
- Individual and team athletics
- Active and training military environments
- Industrial settings where there is a risk of impact, injury, or confined space required work.

Today's product line consists of skullcaps, headbands, and a soft-shell helmet. These products are thin, lightweight, breathable, and practical.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Manufacturing Equipment	5 years
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets consist of software with finite lives, which are recorded at cost and amortized commencing when the assets are available for use. Amortization is calculated using the straight-line basis as management believes this approach best reflects consumption and benefit patterns pertaining to the asset's use. Software is amortized over a useful life of three to seven years.

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

2nd Skull Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of skullcaps, headbands, and a soft-shell helmet to customers.

Cost of sales

Costs of goods sold include the cost of finished goods, selling, and shipping expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $18,793 and $21,782, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	336,460	306,118
Total Inventories	**$ 336,460**	**$ 306,118**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Insurance	23,765	23,765
Other current asset	3,000	
Total Prepaids and Other Current Assets	**$ 26,765**	**$ 23,765**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued interest	23,140	21,242
Sales Tax Payable	90	67
Total Other Current Liabilities	**$ 23,230**	**$ 21,309**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Manufacturing Equipment	$	4,501	$	4,501
Office Equipment		1,113		1,113
Property and Equipment, at Cost		**5,614**		**5,614**
Accumulated depreciation		(2,245)		(1,795)
Property and Equipment, Net	$	**3,369**	$	**3,819**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $450 and $450, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Patent	$	320,304	$	279,426
Software		194		194
Intangible assets, at cost		**320,498**		**279,621**
Accumulated amortization		(118,516)		(86,486)
Intangible assets, Net	$	**201,982**	$	**193,135**

Entire intangible assets have been amortized. Amortization expenses for software and patents for the fiscal year ended December 31, 2020, and 2019 were in the amount of $32,030 and $14,071, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(32,030)
2023		(32,030)
2024		(32,030)
2025		(32,030)
Thereafter		(73,860)
Total	$	**(201,982)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 5,194 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 20,000 shares of Preferred Shares with a $0.00001 par value. As of December 31, 2021, and December 31, 2020, 19,111 shares and 17,141 shares have been issued and are outstanding.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes and loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL loan	$ 39,000	3.75%	8/1/2020	8/1/2050	$ 1,463	$ 1,463	$ 1,300	$ 37,700	$ 39,000	$ 242	$ 725	$ 967	$ 28,033	$ 29,000
Demand Note - Federico Oliveras Velasco	$ 122,409	2.41%	2/15/2015	Converted into equity in 2022	$ 246	$ 246	$ 12,241	$ 110,168	$ 122,409	$ 246	$ 246	$ 12,241	$ 110,168	$ 122,409
Promissory Note- Michael Bruner	$ 6,000	1.25%	5/24/2015	8/24/2015	$ 63	$ 63	$ 5,000	$ -	$ 5,000			$ 5,000		$ 5,000
PPP loan -2nd tranche	$ 12,721	1.00%	2/19/2021	2/19/2023	$ 127	$ 127	$ 8,481	$ 4,240	$ 12,721	$ -	$ -	$ -	$ -	$ -
Consulting agreement- Kevin Lynch	$ 190,000	0.00%	1/1/2015	Converted into equity in 2022	$ -	$ -	$ -	$ 190,000	$ 190,000	$ -	$ -	$ -	$ 190,000	$ 190,000
Total					$ 1,898	$ 1,898	$ 27,022	$ 342,108	$ 369,130	$ 488	$ 971	$ 18,208	$ 328,201	$ 341,409

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 14,781
2023	5,540
2024	1,300
2025	1,300
2026	1,300
Thereafter	32,500
Total	**$ 56,721**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (86,339)	$ (155,057)
Valuation Allowance	86,339	155,057
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (524,289)	$ (340,627)
Valuation Allowance	524,289	340,627
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,941,810, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,941,810. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

On February 15, 2015, the Company entered into a Demand Note Agreement with one of the shareholders, Federico Olivares Velasco, in the amount of $122,409. The note bears an interest rate of 2.41%. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $122,409. On February 24, 2022, the note was converted into equity through issuance of 12,200 of series A Preferred Stock.

On January 1, 2015, the Company entered into a Consulting Agreement with one of the shareholders, Kevin Lynch, in the amount of $190,000. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $190,000. On February 24, 2022, the note was converted into equity through issuance of 19,000 of Series A Preferred Stock.

11.   COMMITMENTS AND CONTINGENCIES

Operating Leases

In January of 2019, the Company entered into a lease agreement with a certain landlord to rent 'The Antonio Building' located in Pittsburg, Pennsylvania. The lease expired on June 30, 2019, and since, rental of the premesis is on month-to-month basis. Rent expenses were in the amount of $16,200 and $ 16,200 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through April 20, 2022, which is the date the financial statements were available to be issued.

On February 24, 2022, the note signed with Federico Olivares Velasco in the amount of $122,409, was converted into equity through issuance of 12,200 shares of series A Preferred Stock.

On February 24, 2022, the note signed with Kevin Lynch in the amount of $190,000, was converted into equity through issuance of 19,000 shares of series A Preferred Stock.

On February 28, 2022, the Company filed a Third Amended and Restated Certificate of Incorporation and increased the number of shares authorized to be issued to 330,000 shares of Common Stock and 950,000 shares of Series A Preferred Stock. As of April 22, 2022, 213,712 shares of Common Stock and 817,513 shares of Series A Preferred Stock have been issued and outstanding.

In April 2022, the Company started its fundraising campaign on StartEngine crowdfunding platform, with a maximum offering of $1,070,000 through issuance of Series A Preferred Shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $319,886, an operating cash flow loss of $306,300, and liquid assets in cash of $127,782, which less than a year's worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Greg Czerpak, Principal Executive Officer of 2nd Skull, Inc., hereby certify that the financial statements of 2nd Skull, Inc. included in this Report are true and complete in all material respects.

Greg Czerpak

President, Chief Executive Officer, Chairman of the Board, and Principle Executive Officer